FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2007

Goldcorp Inc. (Translation of registrant's name into English)
Suite 3400 - 666 Burrard St. Vancouver, British Columbia V6C 2X8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: January 18, 2007	/s/Anna M. Tudela
Name: Anna M. Tudela
Title: Director, Legal and Assistant Corporate Secretary

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP TO RELEASE YEAR END RESULTS ON MARCH 8, 2007

Vancouver, BC, January 18, 2007 - GOLDCORP INC. (TSX: G; NYSE: GG) will release its 2006 year end results before market open on Thursday, March 8th, 2007.

Conference Call Details:

A conference call will be held Thursday, March 8th at 2:00 p.m. (ET) to discuss these results. Participants may join the call by dialing toll free 1-888-789-0156 or (416) 695-9753 for calls from outside Canada and the US.

The conference call will be recorded and available for replay until April 8th, 2007 by dialing 1-888-509-0081 or 416-695-5275. A live and archived audio webcast will be available on the website at www.goldcorp.com.

Goldcorp is one of the world’s lowest-cost and fastest growing multi-million ounce gold producers with operations throughout the Americas.

For further information, please contact:

Melanie Pilon	Jeff Wilhoit
Director, Investor Relations	Investor Relations, Reno
Goldcorp Inc.	Goldcorp Inc.
3400-666 Burrard Street	5190 Neil Road Ste. 310
Vancouver, British Columbia, V6C 2X8	Reno, Nevada 89502
Telephone: (604) 696-3024	Telephone: (775) 827-4600
Fax: (604) 696-3001	Fax: (775) 827-6992

e-mail: info@goldcorp.com
website: www.goldcorp.com